Mail Stop 4561

August 6, 2008

A. Dale Mayo
Chief Executive Officer
Access Integrated Technologies, Inc.
55 Madison Avenue, Suite 300
Morristown, New Jersey 07960

> **Re:** **Access Integrated Technologies, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2008**
> **Filed on June 16, 2008**
> **Form 10-K/A for the fiscal year ended March 31, 2008**
> **Filed on June 26, 2008**
> **Form 8-K**
> **Filed on June 12, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on July 28, 2008**
> **File No. 000-51910**

Dear Mr. Mayo:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2008

Item 1. Business, page 1

1. You disclose that five customers each represented 10% or more of AccessIT DC's revenues and AccessIT DC's customers comprised 78.7% of Media

Services' revenues. In addition, you disclose that Overture Films, Summit Entertainment, and 20th Century Fox each comprised approximately 41.9%, 12.4%, and 11.8%, respectively, of AccessIT SW's revenues for the fiscal year ended March 31, 2008. Please disclose whether any of your customers represented 10% or more of the company's consolidated revenues. Discuss your relationship with any such customers and provide us with an analysis as to why you have determined that your agreements, if any, with these customers do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Other, page 11

2. Please consider adding a corporate organization chart that provides a graphic representation of the company's business and its three reporting segments. To the extent material, please include the company's subsidiaries to show the relationship between the company and the entities you discuss in this section.

Item 5. Market for Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Sales of Unregistered Securities, page 21

3. For the sale of unregistered securities you disclose on page 21, disclose the identity of persons or class of persons to whom the securities were sold in accordance with Item 701 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

4. Please consider expanding this section to include known trends, demands, commitments, events and uncertainties. This disclosure should provide material historical and prospective disclosure enabling investors to assess the financial condition and results of your operations, with particular emphasis on your prospects for the future. Disclosure should be based on financial, operational, and other information known to you as well as known trends and uncertainties and assessment of whether these trends and uncertainties will have, or are reasonably likely to have, a material impact on your liquidity, capital resources, or results of operations. See SEC Release No. 33-8350. For example, consider discussing the impact of the Phase II deployment and the working capital that you will need and expect to raise in order to implement the Phase II deployment. Discuss the financing that you intend to enter into and your course of action if you are unable to secure financing.

Critical Accounting Policies, page 23

5. Your critical accounting policies should describe your estimates and assumptions that are highly uncertain or susceptible to change and the related material impact on financial condition or operating performance. For instance, you should provide an enhanced discussion of the estimates and assumptions used in your customized software development contracts accounted for on a percentage-of-completion basis. Also, consider providing a discussion of impairment testing on goodwill, intangible assets and fixed assets since your disclosures on page F-10 appear to indicate these areas require significant estimates and judgment. Disclosure should be considered as to why these material accounting estimates and assumptions bear the risk of change, how you arrived at the estimate, the accuracy of the estimate/assumption in the past, how they have changed, and any reasonably likely future changes. We refer you to Section V of SEC Release No. 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations, page 25

6. We note instances where two or more sources of a material change have been identified, but the quantification of the amount that each source contributed to the change is not disclosed. As an example, your disclosure on page 25 indicates that the $30.3 million increase in revenues during fiscal 2007 was driven largely by the ACS Acquisition, VPF revenues, license fees earned for your TCC software and the Bigger Picture Acquisition offset by revenues from your IDCs. As another example, your disclosure on page 27 indicates that the $4.4 million increase in direct operating costs during fiscal 2008 was due to the acquisition of ACS, minimum guaranteed obligations under the theatre advertising agreements with exhibitors for displaying cinema adverting, the acquisition of The Bigger Picture and the IDC disposition. Tell us your consideration of quantifying each source that contributed to a material change pursuant to the requirements of the related interpretive guidance in Section III. D of SEC Release 33-6835 Interpretation: Management's Discussion and Analysis of Financial Condition and Results of Operations when preparing your MD&A discussion.

Liquidity and Capital Resources, page 28

7. Your discussion of cash used in operating activities appears to be a mere recitation of changes and other information evident from the financial statements. Your disclosures should focus on the primary drivers of and other material factors necessary to provide an understanding of your cash flows and the indicative value of historical cash flows. In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows.

Tell us what consideration you gave to providing the disclosure in accordance with the related interpretive guidance in to Section IV.B of SEC Release No. 33-8350.

Subsequent Events, page 31

8. You disclose that in May 2008, the company "filed a registration statement on Form S-3 to register an additional 500,000 shares of Class A Common Stock for future interest payments on the 2007 Senior Notes." Please revise this disclosure to clarify that the registration statement was for the resale of the 500,000 shares of Class A Common Stock by certain selling shareholders and not an issuance by the company.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 32

9. Please provide the quantitative disclosure regarding the interest rate risk that you disclose as required by Item 305(a) of Regulation S-K or tell us why disclosure is not warranted.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

10. We note that you present a single line in the consolidated statements of operations for revenues and cost of revenues. The disclosures throughout your filing appear to indicate that you are offering both products (i.e. software) and services. Tell us how your presentation complies with Rule 5-03 of Regulation S-X.

Consolidated Statements of Cash Flows, page F-5

11. We note from your disclosures on pages F-25 and F-26 that the One Year Senior Notes and the Excel Term Note were repaid using a portion of the proceeds from the August 2007 Private Placement. Tell us where the repayments of these debt facilities are reflected on the face of your statement of cash flows for the fiscal year ended March 31, 2008. Refer to paragraphs 11 through 13 of SFAS 95.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-14

12. Tell us your consideration of reorganizing the presentation in your revenue recognition policy to conform to your realigned your segments. In this respect,

your revenue recognition policy appears to indicate that your business is still
organized around the Media Services segment and Data Services segment rather
than the Media Services segment, Content & Entertainment segment and Other
segment. Indicate the amount of revenues generated from your Media Services
segment, Content & Entertainment segment and Other segment for each year
presented.

13. We note that you indicate each of your sources of revenue in the table provided in
your revenue recognition policy disclosure. Ensure that your policy discussion
describes the timing of recognition and the basis for meeting the relevant revenue
recognition criteria for each type of deliverable you offer. Provide us with any
proposed revisions to your disclosures describing how you recognize revenue.
Refer to SAB Topic 13B, Question 1.

14. For each source of revenue accounted for in accordance with SAB No. 104, tell us
how you considered the guidance in EITF 03-05 and paragraph 2 of SOP 97-2 in
determining that your arrangements fall within the scope of SAB No. 104.
Explain how you determined that any software is incidental and not essential to
the functionality of the non-software items. Describe the nature of your
maintenance and services.

15. We note from your disclosure in the table that ASP Service arrangements are
accounted for in accordance with SOP 97-2. Describe the nature of these
arrangements. Tell us how you considered the guidance in EITF 00-3 in
accounting for your arrangements to provide ASP services. In this regard,
indicate whether the customer has the right to take possession of the software at
any time during the arrangement without significant penalty or costs and whether
it is feasible for the customer to either run the software on its own hardware or
contract with another unrelated party to host the software without significant
penalty. Tell us the amount of revenue generated under the ASP Service
arrangements for each period presented.

16. We note from your disclosure in the table that revenues relating to custom
software development contracts are accounted for in accordance with SAB No.
104. However, your disclosure further indicates that customized software
development contracts are recognized on a percentage-of-completion basis. The
percentage-of-completion method is a model that is contemplated by SOP 81-1,
not SAB No. 104. Please clarify the accounting literature relied upon for your
customized software arrangements and tell us how you evaluated paragraph 7 of
SOP 97-2 when determining your accounting treatment. Provide us with any
proposed revisions to your disclosures.

17. Explain the nature of any multiple element arrangements. Describe the nature of
the elements involved and the nature of the units of accounting that you account

for as a separate and discrete earnings process. Tell us whether you are able to establish fair value (or VSOE, if applicable) for the individual elements and how you considered the separation and allocation guidance in EITF 00-21 (or SOP 97-2, if applicable). Your response should discuss the accounting policy for each unit of accounting as well as how units of accounting are determined and valued. Please be as detailed as possible in your response.

18. You indicate that cinema advertising service revenues are accounted for pursuant to SOP 00-2. Further describe the nature and significant terms of your arrangements with your customers and the exhibitors, including your rights and obligations. Your response should explain the nature of the fees you receive and the costs you incur. Explain how these arrangements are within the scope of SOP 00-2. Also, explain how you contemplated the indicators for gross versus net revenue reporting in EITF 99-19 in your presentation of revenues and direct operating costs.

19. Please clarify the nature and terms of your arrangements to license digital systems to exhibitors and to collect VPFs from motion picture studios and ACFs from alternative content providers. Explain how you recognize revenues and identify the specific accounting guidance that you rely upon in recognizing revenues for the licensing of the digital systems to exhibitors and the collection of VPF and ACF fees. Describe how you determine the amount of VPF and ACF fees to recognize each period. In addition, tell us the amount of related revenues recognized from exhibitors as well as the amount of VPF and ACF fees incurred for each period presented. As part of your response, tell us what consideration you gave to the guidance in paragraph 4 of SOP 97-2 and EITF 01-8. Also, identify where you have disclosed your related revenue recognition policy.

Direct Operating Costs, page F-15

20. You indicate that other deferred expenses are capitalized and amortized on a straight-line basis over the same period as the related cinema advertising revenues are recognized. Explain how you assess the recoverability of your deferred costs and cite the authoritative accounting literature relied upon. In this regard, we note that your total deferred costs exceed your deferred revenues as of March 31, 2008.

Net Loss Per Share Available to Common Stockholders, page F-17

21. Describe the dividend rights of your Class B Common Stock. Tell us whether your Class B Common Stock is required to participate in your net losses. Tell us what consideration you gave to presenting net loss per share for each class of common stock and how you have considered the guidance in Issue 5 of EITF 03-6.

Note 7. Stockholders' Equity

AccessIT and AccessDM Stock Option Plans, F-30

22. Tell us your consideration of providing the disclosures required by paragraphs A240(c)(1) and (2) and (e)(2) of SFAS 123R.

Note 10. Segment Information, page F-36

23. Your disclosures indicate that you have three reportable segments including the Media Services segment, Content & Entertainment segment and Other segment. Tell us your consideration for providing all of the disclosures required by paragraphs 25 to 28 of SFAS 131 for each period for which an income statement is presented, with prior periods restated as described in paragraphs 34 and 35. In this respect, your disclosures should include information about segment profit or loss, including certain revenues and expenses included in segment profit or loss, reconciled to your total consolidated revenues and your total consolidated operating loss or net loss, as appropriate. Your disclosure should also specify other amounts regularly provided to the chief operating decision maker. In addition, tell us your consideration of Item 101(b) of Regulation S-K. In this regard, your Business section should disclose or provide a cross-reference to the notes to financial statements of financial information regarding each of the company's three reporting segments including revenues from customers, a measure of profit or loss and total assets for each of the last three fiscal years. Provide us with any proposed revisions to your disclosures.

Exhibits

24. We note that we have granted five confidential treatment requests over the past two years. Please explain to us why you have not referenced them in the exhibit index to this filing.

Certifications, Exhibits 31.1 and 31.2

25. In future filings, please revise the certifications by your Principal Executive Officer and Principal Financial Officer so as not to include the certifying individual's title at the beginning of the certifications. Conform the certifications with the text in Item 601(b)(31) of Regulation S-K.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2008

26. We note that the Form 10-K filed on June 16, 2008 included a power of attorney that appointed A. Dale Mayo and Gary S. Loffredo as attorney-in-fact to sign on

behalf of each of the executive officers and directors. It appears that Brian D. Pflug signed as attorney-in-fact for several executive officers and directors in the amended Form 10-K filed on June 26, 2008. Please supplementally advise as to the authority under which Mr. Pflug signed the amended disclosure document.

Form 8-K filed on June 12, 2008

Exhibit 99.1

27. Your disclosure in footnote 1 indicates that adjusted EBITDA is a measure of cash flow typically used by many investors, but is not a measure of earnings as defined under GAAP. Please reconcile this to your statement in Item 2.02 of the Form 8-K indicating that adjusted EBITDA is a performance measure and not a liquidity measure. If this non-GAAP measure is used to evaluate liquidity, consider revising your disclosures to present a reconciliation to cash flow from operations as the most directly comparable GAAP measure. You should also include the three major categories of the statements of cash flows for each of the periods for which a non-GAAP measure is disclosed. Refer to Question 12 of the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures.

Definitive Proxy Statement on Schedule 14A filed July 28, 2008

Compensation Discussion and Analysis

28. In future filings, please elaborate on the role of the Chief Executive Officer in the compensation process. Refer to Item 402(b)(2)(xv) of Regulation S-K.

Competitive Positioning and Mix of Pay, page 16

29. You disclose that total compensation for the company's executive officers was "below median." In future filings, please disclose the percentile level below median at which you determined total compensation.

30. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their variable compensation. In future filings, if material, please discuss the specific items of company performance used to determine bonus amounts and how your bonus awards are specifically structured around such performance goals and individual objectives. For example, discuss the target levels and threshold levels for Mr. Mayo's incentive awards that you discuss on page 18. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v) and (vi) of Regulation S-K. To the extent that it is appropriate to omit specific targets, you must provide meaningful disclosure regarding the level

of difficulty or likelihood of achieving such undisclosed target levels. Please see Instruction 4 to Item 402(b) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretations Question 118.04 available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Certain Relationships and Related Party Transactions, page 25

31. You disclose that the "Audit Committee is responsible for the review and oversight of all related party transactions and other potential conflict of interest situations between the Company and its officers, directors, employees and principal stockholders." In future filings, please explain the Committee's policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. Refer to Item 404(b) of Regulation S-K regarding the types of material features of your policies and procedures you may discuss.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

A. Dale Mayo
Access Integrated Technologies, Inc.
August 6, 2008
Page 10

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, or Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Barbara Jacobs, Assistant Director at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief